FMG ACQUISITION CORP.
Four Forest Park, Second Floor
Farmington, Connecticut  06032

September 2, 2008

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	FMG Acquisition Corp. (the “Registrant”)
Proxy/Registration Statement on Form S-4, as amended
SEC File No. 333-143466

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Thursday, September 4, 2008, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gordon G. Pratt
Gordon G. Pratt
Chairman, President and Chief Executive Officer